SCHEDULE 13D

Amendment No. 0
Brookstone, Inc.
common stock
Cusip # 114537103
Filing Fee: Yes


Cusip # 114537103
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	185,187
Item 8:	None
Item 9:	985,787
Item 10:	None
Item 11:	985,787
Item 13:	13.22%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.00 par value (the "Shares") of Brookstone, Inc., a New Hampshire corporation (the "Company"). The principal executive offices of the Company are located at Vose Farm Road, Peterborough, NH 03458-3851.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. Mr. Johnson 3d is Chairman of FMR Corp. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Fidelity Ventures Associates, Inc. (FVA), incorporated on March 29, 1978, is a wholly-owned subsidiary of FMR Corp. FVA is a corporation engaged in venture capital investing and is the managing general partner of a partnership called Fidelity Venture Associates Limited (FVAL).

	The Shares to which this statement relates are owned directly by eight of the Fidelity Funds, fourteen Trust Accounts, and by Fidelity Ventures Associates through FVAL, through its subsidiaries and affiliates.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 779,300 Shares for cash in the amount of approximately $11,515,550, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 151,100 Shares sold aggregated approximately
$2,095,625. The attached Schedule B sets forth Shares purchased and/or sold since February 14, 1994.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 243,787 Shares for cash in the amount of approximately $3,976,729, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 58,600 Shares sold aggregated approximately $701,693. The attached Schedule B sets forth Shares purchased and/or sold since February 14, 1994.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity, FVA, FVAL, and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and the Accounts.

	Fidelity, FVA, FVAL, and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity, FVA, FVAL, and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity, FVA, FVAL, nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or
(v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, FMTC, FVA, and, FVAL, beneficially own all 985,787 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment adviser to the Fidelity Funds, 628,200 Shares, or approximately 8.43% of the outstanding Shares of the Company, through FVA, 172,400 shares, or approzimately 2.31% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 185,187 Shares, or approximately 2.48% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, Edward C. Johnson 3d, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, are 985,787 Shares, or approximately 13.22% of the outstanding Shares of the Company.

	(b)	FMR, through its control of Fidelity, investment adviser to the
Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 628,200 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 185,187 Shares and sole power to vote or to direct the voting of 168,187 Shares, and no power to vote or to direct the voting of 17,000 Shares owned by the Accounts. Fidelity Ventures Associates, Inc. has sole voting power over the 172,400 Shares held by Fidelity Ventures Associates Limited.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities
	of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	June 6, 1994				By:	/s/Arthur S. Loring/s/Arthur
Loring
							Arthur Loring
							Vice President-Legal

	Fidelity Ventures Limited
						Fidelity Venture Associates, Inc.
						(Managing General Partner)



						By:	/s/John J. Remondi/s/John J. Remondi

							John J. Remondi



SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Administration,	Financial Officer,
Chief Financial	FMR
Officer


SCHEDULE B


Brookstone Inc.

Eleven Fidelity Fund(s) purchased Shares since February 14, 1994, at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-14-94	5,000	$15.50
	02-15-94	10,000	15.38
	02-16-94	5,000	15.25
	03-14-94	8,500	13.75
	03-15-94	279,000	14.50
	03-16-94	10,000	14.63
	03-17-94	20,000	15.00
	03-18-94	30,000	14.92
	03-21-94	45,000	14.88
	03-22-94	35,000	14.95
	03-23-94	25,900	14.88
	03-24-94	5,000	15.00
	03-25-94	15,000	14.75
	03-28-94	4,800	15.00
	03-29-94	50,900	14.63
	03-30-94	7,000	14.63
	04-04-94	5,000	13.75
	04-05-94	25,600	13.79
	04-07-94	19,000	14.63
	04-08-94	10,000	14.63
	04-11-94	10,000	14.88
	04-12-94	40,000	14.79
	04-13-94	25,000	14.38
	04-15-94	8,500	14.38



SCHEDULE B


Brookstone Inc.

Three Fidelity Fund(s) sold Shares since February 14, 1994, at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-16-94	20,000	$15.00
	02-24-94	1,000	14.63
	03-01-94	5,000	14.50
	03-03-94	5,000	14.50
	03-07-94	10,000	14.63
	03-09-94	4,500	14.50
	03-30-94	7,000	14.56
	04-05-94	5,600	13.75
	04-20-94	10,000	13.75
	04-21-94	100,000	13.75



SCHEDULE B


Brookstone Inc.

Seven Account(s) purchased Shares since February 14, 1994, at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-14-94	12,300	$15.00
	02-15-94	8,300	15.31
	03-03-94	7,300	14.75
	03-07-94	9,300	14.75
	03-08-94	13,600	14.63




SCHEDULE B


Brookstone Inc.

Three Account(s) sold Shares since February 14, 1994, at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	03-11-94	14,800	$14.43
	03-14-94	3,000	13.25
	03-23-94	2,800	14.88